                  WORLDGROUP ANNOUNCES SUCCESSFUL CONCLUSION OF
                           TENDER OFFER FOR ROBOMATIX

TEL AVIV, Israel, August 9, 2005 -- WorldGroup Holdings Ltd., a public Israeli company traded on the Tel Aviv Stock Exchange, announced today the successful conclusion of its cash tender offer to acquire the shares of Robomatix
Technologies Ltd. (OTC Bulletin Board: RBMXF). The tender offer expired at 5:00 pm New York City time on Monday, August 8, 2005.

WorldGroup has been advised by American Stock Transfer & Trust Company, the
Depositary for the tender offer, that at expiration approximately 14,323,045
Robomatix shares had been validly tendered and not withdrawn pursuant to the offer, and notices of guaranteed delivery had been submitted for an additional
9,000 shares. The tendered shares and noticed shares represent approximately
88.43% of the total outstanding shares.

All validly tendered shares have been, and noticed shares will be, accepted for purchase and payment in accordance with the terms of the offer, and payment for such shares is expected to be made promptly.

Robomatix will review the number of remaining shareholders who are resident in the United States, calculated in accordance with the applicable rules of the
Securities and Exchange Commission, and intends to de-register the shares under the Securities Exchange Act if the number is less than 300.